Exhibit A5
Team:

I am very pleased to announce that the Board of Directors has approved an option exchange program that will provide you with an opportunity to exchange your outstanding stock options with an strike price of $4.00 or more for new options with a strike price to be determined in the future.

We are making this opportunity available in recognition of your hard work and success in delivering strong results in difficult times and of the contribution that the team has made to the bottom line in our cost cutting efforts. We also believe strongly that the only way we will succeed in continuing to deliver strong operating performance for our stockholders is to make sure our team is 100% committed to the cause. By making this opportunity available, we will also ensure that your interests will continue to be aligned with those of our stockholders by allowing you a more meaningful opportunity to share in the potential increase in our stock price.

Due to regulatory issues and accounting rules, the details of the plan are somewhat complex and cannot be described in this e-mail. However, within the next few days you will be receiving a complete information packet at your home regarding the option exchange program. Please take time to read all of these materials carefully. That said, I do want to highlight for you some of the key elements of the option exchange program.

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The option exchange is completely voluntary and, subject to certain limitations, you can participate with all of your options or only part of your options. If you do not like the terms of the option exchange, then you simply do not participate. Any options that you do not surrender to the company will not be affected in any way.

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The opportunity we are offering will allow you to exchange your current options for the same number of new options. Any options that you surrender for exchange will be cancelled. In order to avoid a potentially significant adverse financial impact to US LEC, however, new options would not be granted to you until after six months from the day your existing options are cancelled. The strike price of your new options will be determined based on the market price for our stock when the new options are granted.

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Under new accounting rules, in order to participate in the exchange, you must bear risk related to the new options. For example, you will bear the risk that the strike price of your new options may be higher than the strike price of your existing options. You will also bear the risk that, if you are not an employee of US LEC when the new options are granted, you will not be granted any new options or receive anything else for the existing option you surrendered. So, if you resign, are fired or die before the new options are granted, you will not receive anything in exchange for the options that you surrendered.

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If you participate in the option exchange, the vesting schedule of the new options that you receive will be different than the vesting schedule for your current options. To the extent your existing options are vested or would have vested by the date the new options are granted, then that portion of your new options will vest 50% on the date the new options are granted and 50% will vest one year from the date the new options are granted. To the extent your existing options are not vested and would not have vested by the date the new options are granted, then that portion of your new options will vest in accordance with the vesting schedule of your existing options. In other words, you will re-vest all of your existing vested options in approximately 18 months after the day you surrender your existing options, and the vesting of your unvested options will not be affected.

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The option exchange is available to every employee holding options with a strike price of $4.00 or more per share. We are also allowing two of our directors—Steve Schoonover and David Flaum—to participate in the exchange in recognition of their long service and commitment to US LEC’s success.

In order to answer questions about the exchange offer, we have set up an email address called “Stock Option Exchange Program” on our Intranet to answer questions regarding the exchange materials and requests for additional assistance. Please wait to receive and review the exchange offer materials before sending us an email. If you believe you have option grants that are eligible to be exchanged, but you have not received a package by December 31, 2002, please email us at the Stock Option Exchange Program on our Intranet.

The decision to participate in the exchange is yours and has potentially significant financial implications. Accordingly, we encourage you to consult your own financial advisors as you make your decision. Participation in the exchange is completely voluntary and we are not making any recommendation as to whether you should participate.

The most valuable asset US LEC possesses is our people. We both appreciate all you are doing to make US LEC a success and we are sensitive to your concerns. This option exchange offer is one way of demonstrating our enthusiasm and appreciation for your contributions.

Aaron D. Cowell, Jr.

President and Chief Executive Officer

US LEC Corp. has not commenced the offer to exchange that is referred to in this e-mail. Upon commencement of the offer, US LEC Corp. will file a completed Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, with the Securities and Exchange Commission. If you are eligible to participate in the offer, you will be receiving the exchange offer materials at your home in the next few days. In addition, we strongly encourage you to read the Schedule TO and all of the exhibits when they become available because the Schedule TO and all of its exhibits will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at www.sec.gov.

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